EXHIBIT 99.1

Alvarion (in Receivership) Receives Court Approval for Sale to Valley Telecom

ROSH HA'AYIN, Israel, Sept. 4, 2013 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in Receivership) (Nasdaq:ALVR), a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, announced today that Mr. Yoav Kfir, the court-appointed Receiver, has received the approval of the District Court of Tel Aviv – Yaffo for the sale of Alvarion's assets to Valley Telecom Ltd.

Following the Court hearing held on September 2nd a second round of negotiations was executed, and the Court approved a revised proposal submitted by Valley Telecom. Valley Telecom will pay for the Company's assets no less than NIS38 Million. An initial payment of NIS12.5 Million will be made on September 15th and at that time Valley Telecom will take over the Company's operations. The balance of the payment shall be made no later than the end of 2014. In addition, a creditors plan and settlement will be submitted to the Court by October 2nd, 2013 and published in Israeli newspapers. Creditors' meetings will be held no earlier than 14 days after the publication. If the creditors' plan and settlement is approved before January 30th, 2014, it will result in an additional payment by Valley Telecom of NIS6.25 Million, and the issuance to the Receiver of shares representing 15% of the Company's outstanding ordinary shares, post settlement.

About Alvarion

Alvarion Ltd. (in Receivership) (Nasdaq:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

About Valley Ltd.

The Valley Telecom Net VAS Platform™ is an elegant and efficient solution for mobile and landline telecommunication operators willing to offer advanced value added services. A variety of essential and advanced services like SMS, MMS, Voice Mail, Video Streaming, Call Completion solutions and entertainment services share the same hardware resources resulting in unbeatable price performance and major savings in maintenance expenditure.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties, including without limitation: the process and outcome of the receivership, including the ability to consummate a sale of the Company and/or its assets; the ability to obtain the Court's approval with respect to motions in the receivership, including approval of any proposed sale of the Company and/or its assets; risks associated with third-party motions to the Court in connection with the receivership; the potential effects of the receivership on the Company's liquidity or results of operations; the Company's ability to maintain contracts that are critical to its operations, to obtain and maintain normal terms with customers, suppliers and service providers and to retain key executives, managers and employees; changes in external market factors; changes in the Company's business or strategy or an inability to execute its strategy due to changes in its industry or the economy generally; the emergence of new or growing competitors; various other competitive factors; and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F as well as in other filings with the SEC. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made that may bear upon any forward-looking statements. Furthermore, the Company cautions that any trading in its ordinary shares while the Company operates under receivership is highly speculative and poses substantial risks. The Company expects that following the approval by the Court of any definitive agreement to buy the Company and/or its assets, which may or may not be granted, current shareholders may be significantly diluted. As a result, the Company believes that its currently outstanding ordinary shares have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in its appeal before NASDAQ to keep its ordinary shares listed on NASDAQ.

To receive Alvarion's press releases please e-mail us at ir@alvarion.com. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners.

CONTACT: Investor & Media Contacts:

         Avi Stern, CFO
         avi.stern@alvarion.com

         Elana Holzman, VP IR
         elana.holzman@alvarion.com